UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73252 / September 30, 2014

Admin. Proc. File No. 3-15665

In the Matter of

LINDA ILLUMINATION, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Linda Illumination, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Linda Illumination, Inc. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Linda Illumination, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. ' 201.360(d).

[2] *Linda Illumination, Inc.,* Initial Decision Rel. No. 617 (June 19, 2014), 109 SEC Docket 03, 2014 WL 2770688. The Central Key Index number is 1476678 for Linda Illumination, Inc.

INITIAL DECISION RELEASE NO. 617
ADMINISTRATIVE PROCEEDING
File No. 3-15665

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA METALLIC RESOURCES, INC., CHINA TIMBER WORK ENTERPRISES, INC., LINDA ILLUMINATION, INC., AND PREMIER INTERNATIONAL HOTEL GROUP, INC.	INITIAL DECISION OF DEFAULT AS TO LINDA ILLUMINATION, INC. June 19, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of each class of registered securities of Respondent Linda Illumination, Inc. (Linda). The revocation is based on Linda's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). The proceeding has ended as to all other Respondents.[1]

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on January 6, 2014. The OIP alleges that Linda has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. I previously found that Linda was served with the OIP by April 14, 2014, in accordance with Rule 141(a)(2)(iv) of the Commission's Rules of Practice. China Metallic

[1] See China Metallic Resources, Inc., Initial Decision Release No. 564, 2014 SEC LEXIS 511 (Feb. 11, 2014).

<u>Resources, Inc.</u>, Admin. Proc. Rulings Release No. 1489, 2014 SEC LEXIS 1920 (June 4, 2014) (Order to Show Cause); <u>see</u> 17 C.F.R. § 201.141(a)(2)(iv). Linda's Answer to the OIP was due within ten days after service of the OIP. <u>See</u> OIP at 3; 17 C.F.R. § 201.220(b). On June 4, 2014, Linda was ordered to show cause by June 18, 2014, why the registration of its securities should not be revoked by default. Order to Show Cause. To date, Linda has not filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Linda is in default for failing to file an Answer or otherwise defend the proceeding. <u>See</u> OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Linda (CIK No. 1476678) is a void Delaware corporation located in Guangdong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Linda is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $106,605 for the prior nine months.

In addition to repeated failures to file timely periodic reports, Linda has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, <u>reconsideration denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. <u>SEC v. Wills</u>, 472 F. Supp. 1250, 1268 n.15 (D.D.C. 1978); <u>see</u> <u>SEC v. McNulty</u>, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Linda failed to timely file required periodic reports. As a result of the foregoing, Linda has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Linda's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Linda's violations are also recurrent in that it repeatedly failed to file required periodic reports for several years. See Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Linda is culpable because it knew, or should have known, of its obligation to file periodic reports. Alternatively, it is unnecessary to find that Linda was aware of, or intentionally ignored, its reporting obligations, as scienter is not necessary to establish grounds for revocation and the other factors weigh in favor of revocation. China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 n.60 (Nov. 4, 2013). Finally, Linda has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has provided no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Linda's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Linda Illumination, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge